Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Announces Closing of $735 Million Asset Sale

     TSX: OPC

     CALGARY, Jan. 27 /CNW/ - OPTI Canada Inc. (OPTI) announced today that it has completed the previously announced sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million. Effective
January 1, 2009, OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Long Lake Project (the Project), all future phase reserves and resources, and future phases of development. Nexen has a 65 percent working interest in all joint venture assets and is now the operator of both the Steam Assisted Gravity Drainage (SAGD) and Upgrader facilities for
Phase 1 and future phases.
     It is anticipated that over a transition period of approximately three months, Nexen will make employment offers to OPTI's operating and Project staff. During this time, OPTI also expects to adjust corporate staffing as appropriate to our new business model. Effective February 1, 2009, Jim Arnold, currently the Chief Operating Officer of OPTI, will accept a position at Nexen and will continue to be involved in Long Lake operations and future development.
     "With the successful closing of this transaction we have significantly strengthened our financial position," said Sid Dykstra, President and Chief
Executive Officer. "With the recent commencement of premium synthetic crude oil production at Long Lake, we look forward to a promising future with a substantial interest in a world class asset and terrific growth potential as future phases are developed."

     <<
     Details of the Transaction
     --------------------------
     Gross proceeds of $735 million were realized through the transaction. Net proceeds of the transaction are expected to be used as follows:

         --------------------------------------------------------------------
         In millions of dollars
         --------------------------------------------------------------------
         Gross proceeds from working interest sale                      $735
         --------------------------------------------------------------------
         Uses
         --------------------------------------------------------------------
           Transaction costs                                              15
         --------------------------------------------------------------------
           Repay and cancel $150 million revolving
            credit facility                                              145
         --------------------------------------------------------------------
           Repay and cancel portion of $500 million
            revolving credit facility                                    150
         --------------------------------------------------------------------
           Repay remaining amounts owing under
            revolving credit facility                                    340
         --------------------------------------------------------------------
           Pre-funding of portion of 2009
            capital expenditure program                                   85
         --------------------------------------------------------------------
     >>

     Consent of the majority of the lenders in the $500 million revolving credit facility was successfully obtained as part of the transaction, and several amendments to our financial maintenance covenants have been made. The covenant with respect to our debt to capitalization ratio has been increased from 65 percent to 70 percent effective December 31, 2008. Any gains or losses as a result of the Nexen sale are excluded from the debt to capitalization covenant as at December 31, 2008. Any retained earnings adjustment in the first quarter of 2009 for capitalized costs resulting from changes to generally accepted accounting principles (GAAP) are permanently excluded from the debt to capitalization covenant subject to a cap of $150 million (net of taxes). The covenant for senior secured debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio was reduced from 3.5:1 to 2.5:1 to reflect the smaller first lien debt amount. This covenant, previously commencing at the end of the first quarter of 2009, is now commencing at the end of the third quarter of 2009.
     The debt outstanding under our revolving credit facilities has been significantly reduced as a result of the transaction. The $150 million revolving credit facility has been repaid in full and cancelled. A partial repayment of amounts owing on our $500 million revolving credit facility has been made, and the facility has been permanently reduced to $350 million. Of the remaining proceeds, $340 million will be used to repay amounts owing under the Company's revolving credit facility. We are restricted from borrowing incremental debt that ranks pari passu with the first lien revolving credit facility. Pricing under the remaining $350 million facility was increased.
     OPTI has agreed to participate in the 2009 joint venture capital programs and has pre-funded $85 million of the program. Any additional capital expenditures allocable to our working interest share this year will be funded by OPTI.
     After completion of this transaction, and subsequent revolver re-payments as outlined in the table above, the Company will have a total liquidity position of $585 million, including $150 million in cash; $350 million in an unused revolving credit facility that will mature in December 2011; and an $85 million reserve for pre-funding of the 2009 capital expenditure program.
     Standard & Poors Rating Services (S&P) lowered OPTI's long-term corporate credit rating from "BB-" to "B+" and lowered its secured debt rating from
"BB+" to "BB" as a result of the transaction. The S&P credit ratings remain on credit watch.
     As a result of the completion of the transaction, we realized an after tax loss for accounting purposes of approximately $300 million in December
2008.
     The key terms of the joint venture agreements with Nexen have not changed materially, other than amended working interest allocations resulting from the transaction and the change in operatorship of the Upgrader facilities.

     <<
     Operational Update
     ------------------
     >>

     The previously announced plant-wide power outage in early December on the
Long Lake site, combined with a prolonged period of cold weather in northern
Alberta, led to restricted SAGD production in December and January. All SAGD wells were shut in after the power outage. One well pad remains shut in as repairs are completed on a damaged steam line. As a result, bitumen production volumes averaged 9,000 bbl/d in the month of December after reaching as high as 20,000 bbl/d in the first half of November. Operations at the SAGD plant have been restored and bitumen volumes for January are increasing as wells are being brought back on production. As planned, on-site volumes combined with trucked in bitumen are sufficient to operate the Upgrader.
     The main process units in the Upgrader are operating and first Premium
Sweet Crude (PSC(TM)) production was announced on January 22, 2009. Synthesis gas from the Upgrader is being used in the SAGD operation, significantly reducing the requirement for natural gas. Early synthetic production rates are in the range of 10,000 to 15,000 bbls/d (gross) of high quality PSC(TM).
During the initial operating period, we expect some intermittent down time but anticipate that the stability of operations will continue to improve. Based on industry experience, we anticipate that the Upgrader will ramp up to full design rates of approximately 58,500 bbl/d of high quality, 39 degree API
PSC(TM) and other products in 12 to 18 months.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility, using OPTI's proprietary OrCrude process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily
39degrees API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI has a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     Additional information regarding the Long Lake Project is available at
     http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: the completion of the proposed working interest sale to Nexen and use of proceeds therefrom; OPTI's operations;
business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the Long
Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends,"
"anticipate," "estimate," "expect," "potential," "could," "plan" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the
Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 16:15e 27-JAN-09